Exhibit 99,1

Skillful Craftsman Announces Financial Results for The First Six Months of Fiscal Year 2022

Continues to Accelerate the Deployment of New Business Strategy and Empower Training Platform with Integrated Metaverse-based Technologies

WUXI, China, December 3, 2021 /PRNewswire/ -- Skillful Craftsman Education Technology Ltd. (“the Company”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced its financial results for the first six months of fiscal year 2022 ended September 30, 2021.

First Six Months of Fiscal Year 2022 Financial and Operational Highlights

All financial figures are in US Dollars unless otherwise noted.

•	Revenue was $11.9 million, compared with $15.3 million for the same period of last year, representing a 23% decrease, primarily due to a decrease in the number of total fee-paying members resulting from the decline in training needs of workers from rural area as the urbanization continued.

•	Gross profit was $3.6 million, compared with $8.5 million for the same period of last year, representing a 58% decrease. The decrease was mainly due to the combined effect of the decrease in revenue and an increase in cost of revenue as the Company incurred increased fees in courseware, software copyrights and virtual simulation in connection with its efforts to shift target customers to students at vocational schools.

•	Gross profit margin was 30%, compared with 55% for the same period of last year. The main reason was the cost spent in platform upgrade and courses enrichment did not result in the expansion of customer base to the extent expected.

•	Net loss was $43.3 thousand, compared with net income of $4.4 million for the same period of last year. The decrease was due to the decrease in revenue, an increase in the cost of revenue and an increase in general and administrative expenses.

•	Basic and diluted earnings per share were $0.00, compared with $0.44 for the same period of last year.

•	Total fee-paying members(1) was 1.1 million, compared with 3.3 million during the same period of last year, representing a 68% decrease. The decrease was primarily due to the combined effect of (i) the shrinking training needs of workers from rural area as a result of the development of urbanization, and (ii) unsatisfactory acquisition of new customers among students at vocational schools, who nowadays tend to be more interested in mobile live streaming and short video training courses than the personal computer courses offered by the Company.

(1) Number of fee-paying members is defined as the total number of members that are paying fees for accessing our platforms as of the end of the applicable period.

Mr. Xiaofeng Gao, Chairman and CEO of Skillful Craftsman Education Technology Ltd., commented, “To seize the market opportunities, we have accelerated the deployment of new business strategy and new technology since the first half year of 2021. With respect to business development, the Company is leveraging online cloud technology service and flexible employment service platform, to cooperate with schools and institutions to provide them with high quality vocational training. It has already landed in the two major fields of Chinese medicine basic education and hotel management. With respect to technology enhancement, the Company will integrate metaverse technology with big data, cloud technology and traditional Augmented Reality (AR) simulation teaching capabilities. Through co-constructing metaverse vocational labs with universities and ecological chain companies, the Company plans to launch multi-persons collaborative simulation skills training platform based on metaverse. We remain optimistic about the vocational education industry based on the Opinions on Promoting the High-quality Development of Modern Vocational Education (the “Opinions”) issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council. The Opinions encourage companies to participate in and support the development of vocational education, which provides clear directions and positive incentives for the Company's future development. We believe our brand, strategic development and the supporting policy will position us well for the future and we are confident in creating long-term value and returns for our shareholders.”

First Six Months of Fiscal Year 2022 Financial Results

All figures refer to the first six months of fiscal year 2022 ended September 30, 2021 unless otherwise stated

Revenue

Revenue decreased by 23% to $11.9 million, from $15.3 million for the same period of last year, primarily due to a decrease in the number of total fee-paying members resulting from the decline in training needs of workers from rural area as the urbanization continued.

Cost of Revenue

Cost of revenue increased by 21% to $8.3 million, from $6.8 million for the same period of last year. The increase of cost of revenue was mainly caused by the increase of $0.8 million amortization of the newly purchased courseware and software copyrights, and the increase of virtual simulation fee by $0.6 million, both related to the Company’s efforts to shift target customers to students at vocational schools.

Gross Profit and Gross Margin

Gross profit decreased by 58% to $3.6 million, from $8.5 million for the same period of last year. The decrease was mainly due to the combined effect of increased cost of revenue in courseware, software copyrights and virtual simulation fees and decrease in revenue.

Gross margin decreased by 25 percentage points to 30%, from 55% for the same period of last year. The main reason was the cost spent in platform upgrade and courses enrichment did not result in the expansion of customer base to the extent expected.

Operating Expenses

Operating expenses increased by 27% to $3.0 million, from $2.4 million for the same period of last year.

Sales and marketing expenses decreased by 18% to $0.7 million, from $0.9 million for the same period of last year. The decrease was mainly due to the decreases in both of the promotion expenses and telecommunications service fees.

General and administrative expenses increased by 53% to $2.3 million, from $1.5 million for the same period of last year. The increase was primarily caused by the increased compensation paid to employees, audit fees, the insurance fee and consulting fees for the period ended September 30, 2021.

Income Before Tax

Income before tax expense decreased by 90% to $0.6 million, from $6.1 million for the same period of last year.

Net (loss)/Income

Net loss was $43.3 thousand, compared with net income of $4.4 million for the same period of last year.

Basic and diluted earnings per share were $0.00, compared with $0.44 for the same period of last year.

Cash and Cash Equivalents

As of September 30, 2021, the Company had cash and cash equivalents of $23.7 million, compared with $17.5 million as of March 31, 2021.

Cash Flow

Net cash generated from operating activities was $1.8 million, compared with $6.6 million for the same period of last year.

Net cash provided by investing activities was $4.4 million, compared with net cash used in investing activities $14.2 million for the same period of last year.

Net cash generated from financing activities was nil, compared with $13.24 million for the same period of last year.

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. For more information, please visit: ir.kingwayup.com

Safe Harbor Statement

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to improve launch and leverage new technologies and cooperative relationships or anticipate market demand in a timely or cost-effective manner, and those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in our Annual Report on Form 20-F. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	As of
	September 30, 2021	March 31, 2021
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$23,712,359	$17,453,360
Accounts receivable, net	50,246	83,980
Prepayments	2,903,533	1,784,537
Other receivables	186,325	5,713,192
Total current assets	26,852,463	25,035,069
Non-current assets
Long-term investment	306,498	-
Property and equipment, net	12,462,098	13,725,957
Intangible assets, net	17,144,418	20,416,461
Goodwill	4,581,112	-
Long-term prepayments and other non-current assets	-	28,406
Total non-current assets	34,494,126	34,170,824
TOTAL ASSETS	$61,346,589	$59,205,893
LIABILITIES
Current liabilities
Accounts payable	$122,119	$113,707
Taxes payable	292,532	448,485
Amounts due to a related party	5,764	257,037
Accrued expenses	920,665	1,051,929
Deferred tax liabilities	43,234	-
Deferred revenue-current	9,270,561	11,456,667
Total current liabilities	10,654,875	13,327,825
Non-current liabilities
Deferred revenue-noncurrent	-	312,896
Total non-current liabilities	-	312,896
TOTAL LIABILITIES	$10,654,875	$13,640,721
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 12,000,000 shares issued and outstanding as of 30 September, 2021 and 31 March, 2021, respectively	2,980	2,400
Additional paid-in capital	18,055,407	13,415,987
Statutory reserve	746,323	745,590
Accumulated profits	30,375,080	30,419,177
Accumulated other comprehensive income	1,511,924	982,018
TOTAL SHAREHOLDERS’ EQUITY	50,691,714	45,565,172
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$61,346,589	$59,205,893

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

 (Amounts in US$, except for number of shares)

	For the six months ended
	September 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue	$11,851,792	$15,313,780
Cost of revenue	(8,255,007)	(6,826,879)
Gross income	3,596,785	8,486,901

Operating expenses:
Selling and marketing expenses	(720,191)	(879,812)
General and administrative expenses	(2,293,011)	(1,499,774)
Total operating expenses	(3,013,202)	(2,379,586)
Income from operations	583,583	6,107,315
Interest income	31,237	30,292
Investment loss	(1,897)	-
Government grant	493	-
Foreign currency exchange loss	(48,819)	-
Loss on disposals of equipment	(54,147)	-
Other expenses, net	(2,147)	(909)
Income before income taxes	508,303	6,136,698
Income tax expense	(551,667)	(1,744,005)
Net (loss)/income	$(43,364)	$4,392,693

Other comprehensive income/(loss):
Foreign currency translation adjustment	529,906	1,246,805
Total comprehensive income	486,542	5,639,498
Net earnings per ordinary share, basic and diluted	$0.00	$0.44
Weighted average number of ordinary shares, basic and diluted	12,475,410	10,000,000

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in US$)

	For the six months ended September 30,
	2021	2020
Cash Flows from Operating Activities
Net (loss)/income	$(43,364)	$4,392,693
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation of property and equipment	2,051,081	1,657,961
Amortization of intangible assets	3,948,391	3,157,605
Loss from equity-method investment	1,897	-
Loss on disposals of equipment	54,147	-
Changes in operating assets and liabilities:
Accounts receivables, net	33,734	(24,284)
Prepayments and other current assets	(1,118,873)	(602,972)
Other receivables	(19,296)	-
Long-term prepayments and other non-current assets	28,406	28,509
Accounts payable	8,412	(149,822)
Amounts due to a related party	(251,273)	509,012
Deferred revenue	(2,552,387)	(2,939,360)
Accrued expenses	(220,164)	768,911
Taxes payable	(154,248)	(213,411)
Deferred tax liabilities	(730)	-
Net cash generated from operating activities	1,765,733	6,584,842

Cash flows from investing activities
Purchase of property and equipment	(653,189)	(3,988,249)
Purchase of intangible assets	(209,469)	(2,254,100)
Proceed from redemption of financial assets held for trading	5,563,191	-
Investment in private held company	(308,385)	-
Purchase of Jisen Information, net of cash acquired	50,229	-
Proceed from disposal of equipment	4,650	-
Purchases of other investments	-	(8,000,000)
Net cash generated from/(used in) investing activities	$4,447,027	$(14,242,349)

Cash flows from financing activities
Proceeds from IPO net off IPO expenses	-	13,243,554
Net cash generated from financing activities	$-	$13,243,554

Effects of foreign currency translation	46,239	(67,122)

Net increase in cash and cash equivalents	6,258,999	5,518,925
Cash and cash equivalents at beginning of period	17,453,360	11,931,714
Cash and cash equivalents at end of period	$23,712,359	$17,450,639

Supplemental disclosures of cash flow information
Cash paid for income taxes	$687,877	$1,974,038

Non cash transactions
Ordinary shares issued for Jisen Information acquisition	$4,640,000	$-